UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Burlington Coat Factory Warehouse Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

121579 10 6
(Cusip Number)

Andrew R. Milstein
c/o Burlington Coat Factory Warehouse Corporation
1830 Route 130
Burlington, New Jersey 07016
Tel: (609) 387-7800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 22, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Latzim Family LLC

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Bene-ficially owned by each Reporting Person	7.Sole Voting Power:	None
	8.Shared Voting Power:	120,000
	9.Sole Dispositive Power:	None
	10.Shared Dispositive Power:	120,000

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 120,000 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 0.3%

14. Type of Reporting Person (See Instructions): OO

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Andrew R. Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Bene-ficially owned by each Reporting Person	7.Sole Voting Power:	2,936,663
	8.Shared Voting Power:	120,000
	9.Sole Dispositive Power:	2,936,663
	10.Shared Dispositive Power:	120,000

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 3,056,663.

12. Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 6.9%

14. Type of Reporting Person (See Instructions): IN

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Stephen E. Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Bene-ficially owned by each Reporting Person	7.Sole Voting Power:	2,684,153
	8.Shared Voting Power:	120,000
	9.Sole Dispositive Power:	2,684,153
	10.Shared Dispositive Power:	120,000

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 2,804,153 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 6.3%

14. Type of Reporting Person (See Instructions): IN

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Lazer Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Bene-ficially owned by each Reporting Person	7.Sole Voting Power:	1,975,901
	8.Shared Voting Power:	120,000
	9.Sole Dispositive Power:	1,975,901
	10.Shared Dispositive Power:	120,000

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 2,095,901 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 4.7%

14. Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

Common stock, par value $1.00 per share (the "Common Stock") of Burlington Coat Factory Warehouse Corporation, a Delaware corporation (the "Issuer"), whose executive offices are located at 1830 Route 130, Burlington, New Jersey 08016.

Item 2. Identity and Background

(a)-(c) The undersigned hereby file this Schedule 13D Statement on behalf of:

        Latzim Family LLC, a Delaware limited liability company ("Latzim").
        Andrew R. Milstein ("AM"). AM is a member of Latzim owning one-third of the membership interests in Latzim. AM's principal business occupation is as an Executive Vice President of the Issuer.
        Stephen E. Milstein ("SM"). SM is a member of Latzim owning one- third of the membership interests in Latzim. SM's principal business occupation is as an Executive Vice President of the Issuer.
        Lazer Milstein ("LM"). LM is a member of Latzim owning one-third of the membership interests. LM's principal occupation is as the owner and executive of a computer and internet services business.
        Latzim, AM, SM and LM are sometimes collectively referred to herein as the "Reporting Persons." The business address of each of the Reporting Persons is c/o Andrew R. Milstein at 1830 Route 130, Burlington, New Jersey 08016.

(d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) AM, SM and LM are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Effective as of October 22, 2002, AM, SM and LM entered into an Operating Agreement for Latzim pursuant to which AM, SM and LM each received 100 Class A Units of membership interest in Latzim in exchange for a capital contribution of 40,000 shares of Common Stock and $2,500 in cash. A copy of the Operating Agreement for Latzim is included as Exhibit B hereto

This Schedule 13D also constitutes an amendment to the Schedules 13G previously filed by AM and SM with respect to their ownership of shares of Common Stock.

Item 4. Purpose of Transaction

The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for estate planning. The Reporting Persons may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held by them at any time.

Except as set forth above in this Item 4, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D. Such Persons may, at any time, from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) and (b) The number of shares of Common Stock of the Issuer beneficially owned by the Reporting Persons are as follows:

Name	Aggregate Number Of Shares Beneficially Owned	Percentage of Outstanding (1)

Latzim	120,000	0.3%
AM (2)(3)	3,056,663	6.9%
SM (2)(4)	2,804,153	6.3%
LM(2)	2,095,901	4.7%

          (1) Based on 44,486,921 shares of Common Stock outstanding as of October 22, 2002.

          (2) Includes 120,000 shares owned by Latzim as to which AM, SM and LM may be deemed to share beneficial ownership.

          (3) Includes 79,945 shares of Common Stock held by AM as trustee of the SM 1994 Trust, and 13,032 shares of Common Stock held by AM as Trustee of the SGM 1995 Trust, trusts established for the benefit of the children of SM. AM holds voting and dispositive power with respect to the shares but disclaims any pecuniary intercept in such shares. Also includes 33,600 shares of Common Stock underlying options granted to AM. Excludes 93,115 shares of Common Stock donated by AM to various trusts established for the benefit of the children of AM, as to which shares AM disclaims beneficial ownership.

          (4) Includes (a) 7,218 shares of Common Stock held by SM as trustee under trust agreement dated December 31, 1984 for the benefit of the niece of SM and daughter of AM and (b) 8,591 shares of Common Stock held by SM as trustee under trust agreement dated November 4, 1988 for the benefit of the nephew of SM and son of AM. SM holds voting and dispositive power with respect to the shares but disclaims any pecuniary interest in such shares. Also includes 33,600 shares of Common Stock underlying options granted to AM. Excludes 92,922 shares of Common Stock donated by SM to a trust established for the benefit of his children, as to which shares SM disclaims beneficial ownership.

(c) Except as set forth in response to Item 3, none of the persons listed in response to Item 2 above acquired any ordinary shares of the Issuer during the past 60 days.

(d) Except as described above, no person other than each respective record owner referred to herein of ordinary shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

LM has granted power of attorney to his spouse with respect to certain securities of the Issuer owned by LM. Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit A - Agreement Pursuant to Rule 13d - 1(k).

Exhibit B - Operating Agreement of Latzim Family LLC.

Exhibit C - Power of Attorney of Lazer Milstein.

[SIGNATURE PAGE FOLLOWS]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 22, 2002

LATZIM FAMILY LLC

By:/s/ Andrew R. Milstein
Andrew R. Milstein, Member

/s/ Andrew R. Milstein
ANDREW R. MILSTEIN

/s/ Stephen E. Milstein
STEPHEN E. MILSTEIN

LAZER MILSTEIN
By:/s/ Brian T. Flynn
Attorney-in-Fact pursuant power of attorney filed herewith